Calculation of Filing Fee Tables

SC TO-I
(Form Type)

iDirect Private Markets Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$63,880,882.15	$138.10	$8,821.95
Fees Previously Paid	—		—
Total Transaction Valuation	$63,880,882.15
Total Fees Due for Filing			$8,821.95
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$8,821.95